Exhibit (r)

Code of Ethics—Adviser and Registered Funds

The Adviser and the Registered Funds have adopted this Code of Ethics (the “Code”), which is intended to satisfy the code of ethics requirements of Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act.

I.	Persons Subject to the Code

The Code applies in its entirety to the following persons (“Covered Persons”), except as otherwise noted below:

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All of the Adviser’s Employees and any other persons (whether or not Employees of the Adviser) who are subject to the Adviser’s supervision and control and provide investment advice on behalf of the Adviser or have access to nonpublic information regarding any Fund’s purchase or sale of securities or nonpublic information regarding the portfolio holdings of any Fund;

●	All of the Adviser’s and the Registered Funds’ partners, officers and directors (or other persons occupying a similar status or performing similar functions);

Any director, officer, general partner or employee of any company in a control relationship to a Registered Fund or Adviser who, in connection with his or her regular functions or duties, makes, participates in or obtains information regarding the purchase or sale of Covered Assets (as defined below) by a Registered Fund or whose functions relate to the making of any recommendations with respect to such purchases or sales; and

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Any natural person in a control relationship to a Registered Fund or the Adviser who obtains information concerning recommendations made to a Registered Fund with regard to the purchase or sale of Covered Securities.

The CCO may determine that certain individuals are not Covered Persons for purposes of the Code or for purposes of certain specific requirements of the Code. The CCO shall document any such determinations and communicate them to the relevant individuals.

II.	General Principles

It is generally improper for the Adviser or Covered Persons to use for their own benefit (or the benefit of anyone other than a Fund) information about the Adviser’s trading or investment recommendations for a Fund or take advantage of investment opportunities that would otherwise be available for a Fund.

In addition, all Covered Persons must comply with applicable U.S. federal securities laws at all times. No Covered Person may, in connection with the purchase or sale, directly or indirectly, by such person of an Asset Held or to be Acquired by the Funds:1

●	Employ any device, scheme or artifice to defraud the Funds;

1 An “Asset Held or to be Acquired by the Funds” means (i) any Covered Asset (as defined herein) that, within the most recent 15 days (A) is or has been held by a Fund or (B) is being or has been considered by a Fund or the Adviser for purchase by the Fund and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, such a Covered Asset.

●

Make any untrue statement of a material fact to the Funds or omit to state a material fact necessary in order to make the statements made to the Funds, in light of the circumstances under which they are made, not misleading;

●	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Funds; or
●	Engage in any manipulative practice with respect to the Funds.

All Covered Persons are expected to comply with the spirit of the Code, as well as the specific rules contained in the Code. Violations of the Code are taken very seriously and may result in disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of any applicable trade, requiring disgorgement of trading gains, suspending or terminating your employment or any combination of the foregoing.

Improper trading activity can constitute a violation of the Code. But you can also violate the Code by failing to file required reports or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Your conduct can violate the Code even if neither any Fund nor the Adviser is harmed by your conduct.

Covered Persons must promptly report any violation of the Code to the CCO. All reports will be treated with discretion and investigated promptly and appropriately. The CCO will keep records of any violation of the Code and of any action taken as a result of the violation and will keep the Board apprised of material violations of the Code.

If you have any doubt or uncertainty about what the Code requires or permits, you should ask the CCO. Please do not guess at the answer.

III.	Transaction Restrictions and Preclearance Requirements for Covered Persons Other than Independent Board Members[2]

In order to comply with this Code, it is essential that you carefully review this section of the Code and the defined terms below in order to understand what holdings, transactions and accounts you must report and what transactions are subject to restrictions. You should ask the CCO if you have any questions or doubts.

General Definitions

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan and an employee stock purchase plan.

2 For purposes of this section, Covered Persons does not include Independent Board Members.

Beneficial Ownership of any Covered Asset or other investment means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in that investment. Beneficial Ownership is a very broad concept.3 Some examples of forms of Beneficial Ownership include:

●	Investments held in a person’s own name or that are held for the person’s benefit in nominee, custodial or “street name” accounts.[4]
●	Investments owned by members of a person’s Family/Household (as defined below) in most cases.
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Investments owned by or for a partnership in which the person is a general partner (whether the ownership is under the name of that partner, another partner or the partnership or through a nominee, custodial or “street name” account).

●	Investments that are being managed for a person’s benefit by an investment adviser, broker, bank, trust company or other manager.
●	Investments in a person’s individual retirement account.
●	Investments in a person’s account in a 401(k) or similar retirement plan.
●

Investments owned by a trust of which the person is (i) a beneficiary and has investment control over the assets of the trust or (ii) is the trustee of a trust and his or her family members are beneficiaries of such trust.

●

Investments owned by a corporation, partnership or other entity that the person controls (whether the ownership is under the name of that person, under the name of the entity or through a nominee, custodial or “street name” account).

●	Investments owned by an investment club in which the person participates.
●	Covered Assets that are “digital currencies”, such as bitcoin, held in your account at Coinbase or a similar entity, on your phone or on a hardware wallet.

This is not a complete list of the forms of ownership that could constitute Beneficial Ownership for purposes of the Code. If you are unsure whether you have Beneficial Ownership, you should seek guidance from the CCO.

Covered Asset means any commodity that is traded in the markets, including any digital currency (e.g., bitcoin), anything that is considered a “security” under the Advisers Act and the 1940 Act5 and any derivative on the foregoing, except:

●	Direct obligations of the U.S. Government.
●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.
●	Shares of open-end investment companies registered under the 1940 Act (other than shares of exchange-traded funds (ETFs) registered as open-end investment companies, which are Covered Assets).

3 Nothing in this Code prohibits a Fund from purchasing or selling an investment of which certain persons covered by the Code might be deemed to have Beneficial Ownership.

4 Note that you do not have Beneficial Ownership of holdings in qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code (“529 Plans”) if neither the Adviser nor a control affiliate of the Adviser manages, distributes, markets or underwrites the 529 Plan or the investments and strategies underlying the 529 Plan.

5 These statutes define “security” very broadly. If you are not sure whether an instrument would fall within the definition of security for these purposes, please ask the CCO.

This is a very broad definition. It includes most kinds of investment instruments, potentially including things that you might not ordinarily think of as “securities,” such as:

●	options on securities, on indexes and on currencies;
●	investments in all kinds of limited partnerships;
●	investments in foreign unit trusts and foreign mutual funds; and
●	investments in hedge funds and private investment funds (including a Private Fund).

Direct or Indirect Influence or Control includes:

●	Suggesting purchases or sales of investments to the trustee or third-party manager;
●	Directing purchases or sales of investments;
●	Consulting with the trustee or third-party manager as to the particular allocation of investments to be made in the account; and
●	Discussions with the trustee or third-party manager concerning account holdings.

Discussions about broad asset allocations that would not reasonably be expected to result in the purchase or sale of a particular security and discussions in which a trustee or third-party manager simply summarizes, describes or explains account activity to a Covered Person would not indicate “direct or indirect influence or control.”

Members of your Family/Household include:

●	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).
●	Your children under the age of 18.
●	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).
●

Any of these people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

Non-Discretionary Account means an account over which you (or members of your Family/Household) do not exercise any Direct or Indirect Influence or Control. One example of a Non-Discretionary Account is an account in which investments are held in a “blind trust” or similar arrangement under which a trustee manages funds for the benefit of the account holder who has no knowledge of the specific management actions taken by the trustee and no right to intervene in the trustee’s management.

Transaction Restrictions

General Firm Policy Regarding Personal Trading. As a matter of firm policy, Covered Persons are prohibited from exercising their own discretion to purchase listed securities, currencies, digital assets (other than through NYDIG Execution LLC and/or NYDIG Trust Company LLC), derivatives or other tradeable assets.6 Sales of investments that were acquired prior to becoming

6 For the avoidance of doubt, Firm policy does not prohibit Covered Persons from purchasing shares of funds that do not trade, such as open-end registered investment companies (other than exchange-traded funds, which do trade and are, therefore, prohibited), or interval funds. The firm has from time to time made exceptions from the prohibition for Employees who wish to make a long-term, buy-and-hold investment that is not available in mutual fund form, including in bitcoin. Consistent with that, firm policy does not prohibit a Covered Person from purchasing a digital asset through digital asset execution accounts with NYDIG Execution LLC and/or NYDIG Trust Company LLC. However, you should only buy bitcoin or other digital asset investments that you intend to hold long-term, and you should not engage in frequent trading.

subject to the Code are permitted. Members of your Family/Household are not subject to this prohibition, but any transactions by members of your Family/Household that you are not permitted under this firm policy to make may only be placed in an account that is in your family member’s name only (it may not be in your account or in a joint account with you). Such transactions remain subject to all other requirements of the Code (e.g., preclearance and reporting requirements).

Preclearance Requirements. In order to enter into any transaction in a Covered Asset in which you or a member of your Family/Household will have Beneficial Ownership, provided that it is not prohibited by the firm policy described above, a Covered Person must obtain, in advance of the transaction, preclearance for that transaction through the Adviser’s compliance software. For the avoidance of doubt, preclearance is required for any Employee to acquire beneficial ownership in any security in an initial public offering7 or limited offering.8 For purposes of these preclearance requirements, you should assume that any investment transaction that you or members of your Family/Household are considering making is subject to preclearance pursuant to the Code, unless the Code specifically provides that the transaction is not subject to preclearance. For the avoidance of doubt, you are presumed to have Beneficial Ownership in any Covered Asset acquired by a member of your Family/Household.

If preclearance is granted, the approval is valid for the 48-hour period occurring during business days that immediately follows such approval, except in the case of private placements, in which case the approval is valid until the private placement transaction closes (i.e., when the issuer of the privately placed securities accepts the subscription proceeds), provided, however, the CCO may shorten any approval if it is deemed appropriate to do so. After this time has lapsed, you must seek and obtain a new approval if you or members of your Family/Household still wish to effect the transaction. Approval for a given transaction is valid only for the specific transaction for which preclearance was granted. If you or members of your Family/Household wish to transact in a different Covered Asset, in a different quantity or, in the case of a private placement transaction previously approved, a follow-on investment in the same private placement, a separate approval must be obtained. The CCO may revoke a preclearance at any time after it is granted and before you execute the transaction.

The preclearance requirements do not apply to the following categories of transactions:

●	Transactions in shares of the Registered Funds.
●	Transactions in shares of closed-end funds that operate as interval funds pursuant to Rule 23c-3 under the 1940 Act.

7 Initial public offering means an offering of securities registered under the 1933 Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the 1934 Act.

8 Limited offering means an offering that is exempt from registration under the 1933 Act pursuant to section 4(a)(2) or section 4(a)(5) or pursuant to Rule 504 or Rule 506 under the 1933 Act.

●	Transactions that occur by operation of law,[9] such as corporate actions.
●

The acquisition of new digital currencies through forks or airdrops of digital currencies, as long as neither you nor any member of your Family/Household took any affirmative action to be granted the new digital currency, such as filling out an application.

●

Transactions that occur under circumstances in which neither you nor any member of your Family/Household exercises any Direct or Indirect Influence or Control over the account for which such transactions are made. To qualify for this exemption, you must provide a letter from the third-party manager indicating that the manager has sole discretion over the account (a “Non-Discretionary Account Letter”).

●	Purchases of Covered Assets pursuant to an Automatic Investment Plan that has been disclosed to Compliance.
●	Purchases pursuant to the exercise of rights issued pro rata to all holders of any class of Covered Assets and received by a Covered Person from the issuer.
●	Sales of interests in a private investment fund.

IV.	Reporting Requirements for Covered Persons Other than Independent Board Members[10]

Please note that compliance with the following reporting requirements does not relieve you of any of your other obligations under the Code, including the requirement that you seek preclearance of permitted transactions in Covered Assets.

Holdings Reports

Initial Holdings Reports. No later than 10 calendar days after you became a Covered Person, you must submit an Initial Holdings Report through the Adviser’s compliance software.

The Initial Holdings Report requires you to list all Covered Assets (including, for these purposes, shares of any Registered Fund) (with respect to securities, including title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares and principal amount) in which you (or members of your Family/Household) have Beneficial Ownership. This information must be current as of a date no more than 45 days prior to the date you became a Covered Person. It also requires you to list all brokers, dealers, exchanges, banks and transfer agents with which you or a member of your Family/Household maintained an account and the name of any digital asset wallet (i.e., third-party wallet provider or name of self-custody wallet) in which any securities or digital assets (not just Covered Assets) were held (or could have been held) for the direct or indirect benefit of you or a member of your Family/Household on the date you became a Covered Person.

9 Note that margin liquidations (forced sales of a Security by a broker executed to cover a margin call that the account holder failed to meet with cash) are considered voluntary transactions by the account holder and, therefore, are subject to the preclearance requirements of the Code. (Such transactions are not considered to have occurred by operation of law.)

10 For purposes of this section, Covered Persons does not include Independent Board Members.

The Initial Holdings Report need not include any digital assets or digital asset accounts or wallets (i.e., brokers, dealers, exchanges, banks, third-party wallet providers or self-custody wallets) that you have effectively abandoned because you do not, going forward, ever anticipate having the ability to transfer, sell or buy digital assets in such accounts or wallets.11

The Initial Holdings Report must include the date the report is submitted.

Annual Holdings Reports. No later than February 14 of each year, you must submit through the Adviser’s compliance software an Annual Holdings Report.

The Annual Holdings Report requires you to list all Covered Assets (including, for these purposes, shares of any Registered Fund) (including, as applicable, title and type of security, the exchange ticker symbol or CUSIP number, the number of shares and principal amount) in which you (or a member of your Family/Household) had Beneficial Ownership as of December 31 of the prior year. It also requires you to list all brokers, dealers, exchanges, banks and transfer agents with which you or a member of your Family/Household maintained an account and the name of any digital asset wallet (i.e., third-party wallet provider or name of self-custody wallet) in which any securities or digital assets (not just Covered Assets) were held (or could have been held) for the direct or indirect benefit of you or a member of your Family/Household on December 31 of the prior year.

The Annual Holdings Report must include the date the report is submitted.

The Annual Holdings Report need not include any digital assets or digital asset accounts or wallets (i.e., brokers, dealers, exchanges, banks, third-party wallet providers or self-custody wallets) that you have effectively abandoned because you will not, going forward, ever transfer or sell those digital assets or transfer, sell or buy digital assets in such accounts or wallets.

Transaction Reports

Brokerage Feeds for Duplicate Transaction Confirmations. If you or any member of your Family/Household has (a) an account in which any Covered Asset (including, for these purposes, shares of any Registered Fund) may be held or (b) Beneficial Ownership of Covered Assets in another person’s account, in either case, with any broker, dealer, exchange or bank, you, upon becoming a Covered Person and, thereafter, contemporaneously with the opening of any new such accounts (the “accounts”) (and no later than 30 days after becoming a Covered Person or opening any new such accounts), (i) provide sufficient information to the CCO (and, where necessary, instruct the broker, dealer, exchange or bank) to arrange for an electronic brokerage feed to be established between that broker, dealer, exchange or bank and the Adviser’s compliance software to enable the broker, dealer, exchange or bank to send, directly to the CCO, contemporaneous duplicate copies of all transaction confirmations relating to that account. At the Adviser’s discretion, you may be required to use only those brokers, dealers, exchanges or banks that are able to provide electronic brokerage feeds to the Adviser’s compliance software. Any transaction confirmations must include, for each transaction, the date of the transaction, the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and

11 For example, an account held with a defunct digital asset exchange, such as Mt. Gox, could be considered abandoned.

maturity date, the number of shares and principal amount of the security, as well as the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), the price of the security at which the transaction was effected and the name of the broker, dealer, exchange or bank with or through which the transaction was effected.

Quarterly Transaction Reports. If applicable laws or regulations in the jurisdiction(s) relevant for you or members of your Family/Household prohibit brokers, dealers, exchanges or banks from providing duplicate transaction confirmations directly to the CCO, you or members of your Family/Household were unable to direct the broker, dealer, exchange or bank holding Covered Assets in which you or they had Beneficial Ownership to provide such confirmations or you or members of your Family/Household otherwise have transactions in Covered Assets not held by brokers, dealers, exchange or banks, no later than 30 calendar days after the end of March. June, September and December each year, you must submit a Quarterly Transaction Report to the CCO through the Adviser’s compliance software. Note, however, that such Quarterly Transaction Report need not list any transactions by you or members of your Family/Household that are covered by duplicate transaction confirmations sent directly to the CCO through the Adviser’s compliance software. No bitcoin or other digital asset broker, dealer, exchange or third-party wallet provider currently provides duplicate transaction confirmations and such confirmations would not be possible in the case of a self-custody wallet, so any transactions in digital assets must be reported in a Quarterly Transaction Report.

In a Quarterly Transaction Report, you must list all transactions during the most recent calendar quarter in Covered Assets (including, for these purposes, shares of any Registered Fund) (including, as applicable, the date of the transaction, the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, the number of shares and principal amount) in which you or a member of your Family/Household had Beneficial Ownership. It also requires you to report the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), the price of the asset at which the transaction was effected and the name of the broker, dealer, exchange or bank with or through which the transaction was effected.

Unless otherwise disclosed, the Quarterly Transaction Report must, with respect to any account established by you or a member of your Family/Household in which any securities or other Covered Assets were held during the quarter for the direct or indirect benefit of you or a member of your Family/Household, specify: (i) the name of the broker, dealer, exchange, bank or transfer agent and the name of any digital asset wallet (i.e., third-party wallet provider or name of self-custody wallet) with whom the account was established and (ii) the date the account was established.12

The Quarterly Transaction Report must include the date the report is submitted.

12 As noted above, when you become a Covered Person, as part of your Initial Holdings Report, you will have been required to disclose this information with respect to accounts established before you became a Covered Person; for accounts established after you become a Covered Person, you should disclose this information to the CCO contemporaneously with the opening of the account and in any event no later than 30 days after the opening of the account.

The Quarterly Transaction Report need not include any digital assets or digital asset accounts or wallets (i.e., brokers, dealers, exchanges, banks, third-party wallet providers or self-custody wallets) that you have effectively abandoned because you do not, going forward, ever anticipate having the ability to transfer, sell or buy digital assets in such accounts or wallets.

Your report need not include any transactions effected pursuant to an Automatic Investment Plan.13

Every calendar quarter, you must certify, if applicable, through the Adviser’s compliance software that you and members of your Family/Household have not opened any new accounts for which a direct brokerage feed has not already been established; and that, as far as you and members of your Family/Household know, the information provided to the CCO via direct broker feeds, together with any Quarterly Transaction Reports, is a complete and accurate representation of all transactions in Covered Assets during the most recent calendar quarter.

Exception for Non-Discretionary Accounts. The reporting requirements (other than the requirement to provide in a Holdings Report the name of a broker, dealer, exchange, bank or transfer agent and the name of any digital asset wallet (i.e., third-party wallet provider or name of self-custody wallet) with which you or members of your Family/Household maintain an account in any securities) do not apply to Non-Discretionary Accounts. To qualify for this exemption, you must provide a Non-Discretionary Account Letter via the Adviser’s compliance software.

Reporting Requirements for Independent Board Members

Independent Board Members are required to submit quarterly transaction reports consistent with the requirements described above only if the Independent Board Member knew or, in the ordinary course of fulfilling his or her official duties as a Board Member of the Registered Funds, should have known that, during the 15-day period immediately before or after the date of a transaction in a Covered Asset, (i) a Fund purchased or sold such Covered Asset or (ii) a Fund or the Adviser considered the purchase or sale of such Covered Asset.

V.	Administration of the Code

The CCO will administer the Code. The CCO has the authority to grant waivers of the provisions of the Code in appropriate instances. However, waivers will be granted only in rare instances and some provisions of the Code that are prescribed by the code of ethics requirements of Rule 204A-1 under the Advisers Act and Rule 17j-1 under the 1940 Act cannot be waived.

The CCO will receive and review Covered Persons’ Holdings Reports, Duplicate Transaction Confirmations and Quarterly Transaction Reports submitted pursuant to the Code to determine that Covered Persons’ trades are consistent with requirements and restrictions set forth in the Code and do not otherwise indicate any improper trading activities. The CCO will also:

1.	Make available a current copy of the Code, and a copy of any amendment to the Code, to each Covered Person.

13 However, any transaction that overrides the pre-set schedule or allocations of an Automatic Investment Plan must be included in a Quarterly Transaction Report.

2.	Notify each Covered Person who is required to report under this Code of his or her reporting requirements no later than 5 days after the person becomes subject to the Code.

3.	Review the terms and provisions of the Code periodically and make amendments as necessary.

4.	Maintain required records pertaining to this Code and its administration.

No less frequently than annually, the Registered Funds and the Adviser shall furnish to the Board, and the Board must consider, a written report that:

(A) Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

(B) Certifies that the Registered Funds and the Adviser have adopted procedures reasonably necessary to prevent Covered Persons from violating the Code.

The Board, including a majority of Independent Board Members, shall approve any material changes to the Code no later than six months after adoption of the material change. Before the Board can approve any material changes to the Code, the Registered Funds and the Adviser must provide the Board with the certification described in (B) above.

All Employees must provide the CCO with a written acknowledgement electronically on the Adviser’s compliance software evidencing the fact that such person has received and reviewed, and understands, the Code and any amendments hereto. All questions regarding any provision of the Code or its application should be directed to the CCO.

All Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) the Registered Funds and the Adviser to comply with all applicable Federal Securities Laws, and (ii) the CCO to discharge her duties under this Code and the compliance policies and procedures of the Funds and the Adviser. The Head of Legal will administer the requirements of the Code with respect to the CCO’s obligation to comply with this Code as an employee of the Adviser.

Last Amended: January 20, 2022